

Decker Rolph · 2nd

Early-stage Business & Finance Executive | Investor

Boise, Idaho Area · 500+ connections · **Contact info**

WOULG Holdings, LL

 **University of Michiga**
Stephen M. Ross Sc

Featured



The Demystification of Early Stage Investing

Seed stage investing is one of the most important phase
the capital aggregation cycle, but it is also one of the mc
misunderstood phases of funding a business. It is widely
regarded as the riskiest investment stage, but also the o

Experience

Owner | Manager
WOULG Holdings, LLC
Sep 2013 – Present · 6 yrs 11 mos
Boise, ID



Board Director
Calvert Impact Capital

Jan 2016 – Present · 4 yrs 7 mos
Bethesda, MD
www.calvertimpactcapital.org

By the numbers...
Total portfolio balance $434,549,536

...see mor



Board Member / Advisor
Cauze
Jan 2016 – Present · 4 yrs 7 mos

www.cauze.com

Unleash your good.

...see mor

Board Member
Lee Pesky Learning Center (LPLC)
Sep 2015 – Present · 4 yrs 11 mos
Boise, Idaho Area

www.lplearningcenter.org

We create pathways to learning.

...see mor

Board Member
TRICA
Jun 2015 – Present · 5 yrs 2 mos
Boise, Idaho Area

www.trica.org

Treasure Valley Institute for Children's Arts

...see mor

Show 5 more experiences ⌄

Education



University of Michigan - Stephen M. Ross School of Business
MBA, Entrepreneurship & Venture Finance
2003 – 2005
Activities and Societies: Elected Co-President: Net Impact Club, Blue Door (charitable fundraising event) | Member: Entrepreneur and Venture Club, Emerging Markets Club | Semi-Finalist: Global Social Venture Competition | Student Ambassador: Aspen Institute | GMAT: 710 95th percentile



Brown University
B.A., Visual Art
1995 – 1999
Activities and Societies: All American Scholar-Athlete | Captain of Men's Crew | National Collegiate Rowing Champion | Eastern Sprints Rowing Championships silver and bronze medalist | Finalist in inaugural Entrepreneurship Program Business Plan Competition



St. Paul's School
1991 – 1995
Activities and Societies: Member of fastest crew in school's history | Three time New England Interschols champion | High-school US Nationals champion | Henley Royal Regatta - Princess Elizabeth Cup champion



